August 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (817) 302-7915

Chris A. Choate
Executive Vice President and Chief Financial Officer
AmeriCredit Corp.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76012

Re: **AmeriCredit Corp.**
        Form 10-K filed on September 12, 2005
        Form 10-K/A filed February 6, 2006
        File No. 001-10667

Dear Mr. Choate:

        We have completed our review of your Form 10-K and the Form 10-K/A and related filings and have no further comments at this time.

                        Sincerely,

                        Donald A. Walker
                        Senior Assistant Chief Accountant